Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

05008675

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, June 2th, 2005

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Ref: Important Issues

Dear Sirs:

Hereby we inform you that the agreement reached by the Shareholders Meeting held on March 22st, 2005 was legally formalized, through Public Deed dated on May 19th. 2005, in presence of Notary Public of Lima, Dr. Jorge E. Orihuela Iberico. Please find attached a copy of the Public Deed.

Consequently, the new capital stock is S/. 266'178,000.00, composed of 241'980,000.00 shares at S/. 1.10 nominal value.

We inform that the registration date for the new shares to be issued will be June 17th, 2005 and we will deliver in a near future.

The percentage of new shares will be 11%.

Faithfully yours,

Patricia Gastelumendi Lukis
Finance Division Manager

Dr. JORGE E. ORIHUELA IBERICO

NOTARIO DE LIMA

AV. CAMINO REAL Nº 111 - 2DO. PISO - SAN ISIDRO
TELEFAX: (511) 442-8897 442-2574 442-8907 442-6339 440-5422
E-MAIL:notjeoi@terra.com.pe


MAIL
RECEIVED
PROCESSING
JUN 06 2005
SECTION

Testimonio

DE LA ESCRITURA DE: AUMENTO DE CAPITAL Y MODIFICACION PARCIAL DE ESTATUTOS

OTORGADA POR: FERREYROS S.A.A.

A FAVOR DE:

LIMA, 19 DE MAYO DEL 2005

KARDEX: 77124 FOJAS: 3,676



INSTRUMENTO NUMERO

KARDEX NUMERO : 77124

Fjs. 3,676

AUMENTO DE CAPITAL Y MODIFICACION PARCIAL DE ESTATUTOS

Que otorga

FERREYROS S.A.A.

INTRODUCCION.- EN LA CIUDAD DE LIMA, A LOS **DIECINUEVE (19) DIAS** DEL MES DE **MAYO** DEL AÑO DOS MIL CINCO (2005), ANTE MI: **JORGE EDUARDO ORIHUELA IBERICO**, NOTARIO DE LIMA, COMPARECE:============

DON **HUGO ERNESTO SOMMERKAMP MOLINARI**.========================

DE NACIONALIDAD : PERUANA.====================================

CON DOCUMENTO NACIONAL DE IDENTIDAD Nº : 06287964.==============

QUE DECLARA:==

SER DE ESTADO CIVIL : CASADO.=================================

SER DE PROFESION U OCUPACION : EJECUTIVO.=======================

QUIEN PROCEDE EN NOMBRE Y REPRESENTACION DE: **FERREYROS S.A.A.**, FACULTADO SEGUN CONSTA DEL ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS, DE FECHA VEINTIDOS DE MARZO DEL AÑO DOS MIL CINCO, QUE SE INSERTA.===

EL **COMPARECIENTE** ES MAYOR DE EDAD, CON DOMINIO DEL IDIOMA CASTELLANO, A QUIEN IDENTIFICO, ACTUA CON CAPACIDAD, LIBERTAD Y CONOCIMIENTO CON QUE SE OBLIGA DE LO QUE DOY FE Y ME ENTREGA LA SIGUIENTE MINUTA PARA QUE ELEVE A ESCRITURA PUBLICA LA QUE ARCHIVO EN SU LEGAJO CORRESPONDIENTE BAJO EL NUMERO DE ORDEN RESPECTIVO Y CUYO TENOR LITERAL ES EL SIGUIENTE:============================





==================== **M I N U T A** ====================

SEÑOR NOTARIO: DR. JORGE EDUARDO ORIHUELA IBERICO:===============

SIRVASE EXTENDER EN SU REGISTRO DE ESCRITURAS PUBLICAS, UNA EN LA QUE CONSTE LA MODIFICACION PARCIAL DE ESTATUTOS, QUE OTORGA FERREYROS S.A.A., CON DOMICILIO EN AV. INDUSTRIAL Nro. 675, DISTRITO DEL CERCADO DE LIMA, DEBIDAMENTE REPRESENTADA POR EL SR. HUGO ERNESTO SOMMERKAMP MOLINARI, IDENTIFICADO CON D.N.I. Nro. 06217964, SEGUN FACULTADES OTORGADAS EN EL ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 22 DE MARZO DE 2005; EN LOS TERMINOS Y CONDICIONES SIGUIENTES:===========================

CLAUSULA PRIMERA: ==

LA SOCIEDAD SE ENCUENTRA INSCRITA EN LA PARTIDA ELECTRONICA Nro. 11007355 DEL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.==

CLAUSULA SEGUNDA: ==

MEDIANTE SESION DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 24 DE MARZO DE 2004 Y POSTERIOR ESCRITURA PUBLICA DE FECHA 05 DE MAYO DE 2004, EXTENDIDA POR USTED SEÑOR NOTARIO, SE ACORDO AUMENTAR EL CAPITAL SOCIAL A LA SUMA DE S/. 239'800,000.00 (DOSCIENTOS TREINTA Y NUEVE MILLONES OCHOCIENTOS MIL Y 00/100 NUEVOS SOLES), HABIENDOSE INSCRITO DICHO AUMENTO DE CAPITAL Y LA CONSECUENTE MODIFICACION DEL ARTICULO QUINTO DE LOS ESTATUTOS EN EL ASIENTO B00007 DE LA PARTIDA ELECTRONICA Nro. 11007355 DEL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.===

CLAUSULA TERCERA: ==

MEDIANTE SESION DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 22 DE MARZO DE 2005, SE ADOPTARON LOS SIGUIENTES ACUERDOS:==

3.1 AUMENTO DE CAPITAL Y MODIFICACION DEL ART. 5TO. DEL ESTATUTO SOCIAL.==

SE ACORDO AUMENTAR EL CAPITAL SOCIAL EN LA SUMA DE S/. 26'378,000.00 (VEINTISEIS MILLONES TRESCIENTOS SETENTA Y OCHO MIL Y 00/100 NUEVOS SOLES), COMO CONSECUENCIA DE LA CAPITALIZACION DEL AJUSTE DE REEXPRESION DE CAPITAL POR S/. 11'780,200.00 (ONCE



MILLONES SETECIENTOS CINCUENTA MIL DOSCIENTOS Y 00/100 NUEVOS SOLES), DE LA CAPITALIZACION DE LAS UTILIDADES DE LIBRE DISPOSICION POR S/. 13'068,641.00 (TRECE MILLONES SESENTA Y OCHO MIL SEISCIENTOS CUARENTA Y UNO Y 00/100 NUEVOS SOLES) Y DE LA CAPITALIZACION PARCIAL DEL EXCEDENTE DE REVALUACION POR LA SUMA DE S/. 1'559,159.00 (UN MILLON QUINIENTOS CINCUENTA Y NUEVE MIL CIENTO CINCUENTA Y NUEVE Y 00/100 NUEVOS SOLES), OBTENIENDOSE COMO RESULTADO FINAL EL AUMENTO DEL CAPITAL SOCIAL A S/. 266'178,000.00 (DOSCIENTOS SESENTA Y SEIS MILLONES CIENTO SETENTA Y OCHO MIL Y 00/100 NUEVOS SOLES) CON UN VALOR NOMINAL DE S/. 1.10 (UNO Y 10/100 NUEVOS SOLES) POR ACCION, TAL COMO CONSTA EN LA PARTE PERTINENTE DEL ACTA QUE USTED SEÑOR NOTARIO SE SERVIRA INSERTAR.== POR EL PRESENTE DOCUMENTO SE FORMALIZA DICHO AUMENTO DE CAPITAL, ESTABLECIENDOSE QUE EL ARTICULO QUINTO DE LOS ESTATUTOS DE LA SOCIEDAD TENDRA EN ADELANTE EL SIGUIENTE TENOR:================

"ARTICULO 5°.- EL CAPITAL DE LA SOCIEDAD ES DE S/. 266'178,000.00 (DOSCIENTOS SESENTA Y SEIS MILLONES CIENTO SETENTA Y OCHO MIL Y 00/100 NUEVOS SOLES), DIVIDIDO EN 241'980,000 DE ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 (UNO Y 10/100 NUEVOS SOLES) CADA UNA, INTEGRAMENTE SUSCRITAS Y PAGADAS, GOZANDO TODAS DE IGUALES DERECHOS Y PRERROGATIVAS." ======================================

3.2 MODIFICACION DE LOS ARTS. 24°, 31°, 33° Y 40° DEL ESTATUTO SOCIAL.===

SE ACORDO MODIFICAR EL TEXTO DE LOS ARTICULOS 24°, 31°, 33° Y 40° DEL ESTATUTO SOCIAL, TAL COMO CONSTA EN LA PARTE PERTINENTE DEL ACTA QUE USTED SEÑOR NOTARIO SE SERVIRA INSERTAR, LOS CUALES EN ADELANTE TENDRAN EL SIGUIENTE TENOR:==============================

"ARTICULO 24°.- LOS ACCIONISTAS QUE TENGAN DERECHO A CONCURRIR A LA JUNTA GENERAL PUEDEN HACERSE REPRESENTAR POR OTRO ACCIONISTA, POR EL BANCO CUSTODIO DE SUS ACCIONES, O POR CUALQUIER OTRA PERSONA. LA REPRESENTACION DEBE CONFERIRSE POR ESCRITO Y CON CARACTER ESPECIAL PARA CADA JUNTA, SALVO TRATANDOSE DE PODERES OTORGADOS POR ESCRITURA PUBLICA, DEBIENDO REGISTRARSE LOS PODERES CON UNA ANTICIPACION NO MENOR DE 24 HORAS A LA HORA FIJADA PARA LA





CELEBRACION DE LA JUNTA." ==

"ARTICULO 31°.- EL DIRECTORIO SE COMPONDRA DE NO MENOS DE OCHO NI MAS DE DOCE MIEMBROS. LA JUNTA DETERMINARA EL NUMERO DE DIRECTORES A ELEGIRSE PREVIAMENTE A LA ELECCION.================================

NO PODRA SER DIRECTOR QUIEN TENGA CARGO O VINCULACION CON EMPRESAS COMPETIDORAS, A CONSIDERACION DEL DIRECTORIO." ==================

"ARTICULO 33°.- LA VACANCIA DEL CARGO DE DIRECTOR SE PRODUCE POR MUERTE, RENUNCIA, IMPEDIMENTO PERMANENTE, REMOCION POR LA JUNTA GENERAL DE ACCIONISTAS, POR AUSENCIA NO AUTORIZADA POR EL DIRECTORIO POR UN PLAZO SUPERIOR A SEIS MESES O CUALQUIER OTRO IMPEDIMENTO ASI CALIFICADO POR EL VOTO UNANIME DE LOS DEMAS DIRECTORES.==

SALVO POR EL CASO DE REMOCION POR LA JUNTA GENERAL DE ACCIONISTAS EN EL QUE LA MISMA JUNTA DEBERA CUBRIR LA VACANTE, EL DIRECTORIO RESOLVERA SOBRE LAS DEMAS CAUSALES DE VACANCIA Y PODRA CUBRIR LA VACANTE PRODUCIDA, DESIGNANDO A UN DIRECTOR INTERINO, QUIEN EJERCERA EL CARGO HASTA COMPLETAR EL PERIODO DEL DIRECTOR QUE HA VACADO." ==

"ARTICULO 40°.- EL DIRECTORIO TIENE TODAS LAS FACULTADES DE REPRESENTACION LEGAL Y GESTION NECESARIAS PARA LA ADMINISTRACION DE LA SOCIEDAD DENTRO DE SU OBJETO, CON LA SOLA EXCEPCION DE LOS ASUNTOS QUE LA LEY O ESTE ESTATUTO ATRIBUYAN A LA JUNTA GENERAL.==

POR LO TANTO, Y SIN QUE ESTA ENUMERACION SEA RESTRICTIVA SINO MERAMENTE ENUNCIATIVA, EL DIRECTORIO TIENE LAS SIGUIENTES FACULTADES:===

a). CONVOCAR A LA JUNTA GENERAL DE ACCIONISTAS.===================

b). REGLAMENTAR SU PROPIO FUNCIONAMIENTO.========================

c). PRESENTAR ANUALMENTE A LOS ACCIONISTAS, LA MEMORIA, EL BALANCE GENERAL Y LA CUENTA DE GANANCIAS Y PERDIDAS, RECOMENDANDO LA APLICACION QUE DEBE DARSE A LAS UTILIDADES.=====================

d). ACEPTAR LA DIMISION DE SUS MIEMBROS Y PROVEER LAS VACANTES EN LOS CASOS PREVISTOS POR LA LEY Y EL ESTATUTO.====================

e). NOMBRAR Y REMOVER AL GERENTE GENERAL Y SI LO CONSIDERA CONVENIENTE O NECESARIO A LOS DEMAS FUNCIONARIOS DE LA SOCIEDAD,





DETERMINANDO SUS OBLIGACIONES Y OTORGANDO Y REVOCANDO LOS PODERES CON LAS ATRIBUCIONES QUE JUZGUE CONVENIENTE.====================

f). OTORGAR EN GENERAL LOS PODERES QUE JUZGUE CONVENIENTES.=======

g). EJERCER LA ALTA SUPERVIGILANCIA DE TODOS LOS NEGOCIOS DE LA SOCIEDAD, TENIENDO LA FACULTAD DE REVISAR LOS LIBROS DE CONTABILIDAD DE LA SOCIEDAD.===================================

h). ACORDAR LA DISTRIBUCION DE DIVIDENDOS PROVISIONALES A CUENTA DE LOS RESULTADOS DEL EJERCICIO.===============================

i). DECIDIR SOBRE TODOS AQUELLOS ASUNTOS COMERCIALES, FINANCIEROS Y ADMINISTRATIVOS QUE SEAN CONVENIENTES PARA LA CONSECUCION DE LOS FINES SOCIALES SIN LIMITACION EN CUANTO AL MONTO.================

j). ENAJENAR Y/O DISPONER, DE ACTIVOS DE LA EMPRESA, CUYO VALOR CONTABLE AL MOMENTO DE LA ENAJENACION NO EXCEDA DEL 50% DEL CAPITAL DE LA SOCIEDAD.==

k). CONSTITUIR GARANTIAS EN GENERAL, TALES COMO PRENDAS, HIPOTECAS, FIANZAS, WARRANTS, AVALES, ENTRE OTRAS, SOBRE BIENES MUEBLES E INMUEBLES DE LA SOCIEDAD, PARA GARANTIZAR LAS DISTINTAS OPERACIONES DE LA SOCIEDAD Y DE SUS EMPRESAS SUBSIDIARIAS O FILIALES, ASI COMO MODIFICAR LOS TERMINOS DE LAS GARANTIAS OTORGADAS Y ACORDAR LA SUSCRIPCION POR LA SOCIEDAD DE LOS DOCUMENTOS NECESARIOS PARA LA CONSTITUCION, MODIFICACION Y LEVANTAMIENTO DE DICHAS GARANTIAS.=============================

l). REGULAR Y SUPERVISAR EL MANEJO DE LA INFORMACION CONFIDENCIAL, DANDO CUMPLIMIENTO A LAS OBLIGACIONES QUE LE IMPONE A LA SOCIEDAD LA INSCRIPCION DE VALORES EN EL REGISTRO PUBLICO DEL MERCADO DE VALORES.===

m). DELEGAR EN LOS DIRECTORES Y/O FUNCIONARIOS DE LA SOCIEDAD LA FACULTAD DE EJECUTAR LOS ACUERDOS ADOPTADOS POR EL DIRECTORIO, ENCONTRANDOSE ESTOS EXPRESAMENTE AUTORIZADOS PARA SUSCRIBIR LOS DOCUMENTOS PUBLICOS Y PRIVADOS QUE SE REQUIERAN EN EL EJERCICIO DE DICHA REPRESENTACION LEGAL Y PARA REALIZAR LAS GESTIONES Y TRAMITES NECESARIOS PARA IMPLEMENTAR DICHOS ACUERDOS.============

n). EJERCER LAS DEMAS ATRIBUCIONES QUE SE DERIVEN EXPRESA O TACITAMENTE DEL ESTATUTO." =================================





3.3 NOMBRAMIENTO DEL DIRECTORIO PARA EL PERIODO 2005-2008.========
SE ACORDO FIJAR EN OCHO (8) EL NUMERO DE DIRECTORES QUE CONFORMARAN EL DIRECTORIO DE LA SOCIEDAD PARA EL PERIODO 2005-2008 NOMBRANDOSE COMO DIRECTORES A LAS SIGUIENTES PERSONAS:===========
1. CARLOS FERREYROS ASPILLAGA, IDENTIFICADO CON D.N.I Nº 07272496.
2. EDUARDO MONTERO ARAMBURU, IDENTIFICADO CON D.N.I. No. 08191212.
3. JUAN MANUEL PEÑA ROCA, IDENTIFICADO CON D.N.I. No. 08237290.===
4. ANDREAS VON WEDEMEYER KNIGGE, IDENTIFICADO CON DNI Nº 29232553.
5. OSCAR GUILLERMO ESPINOSA BEDOYA, IDENTIFICADO CON D.N.I. No. 07277264.==
6. HERNAN FRANCISCO BARRETO BOGGIO, IDENTIFICADO CON D.N.I. No. 10273946.==
7. ALDO RENATO DEFILIPPI TRAVERSO, IDENTIFICADO CON D.N.I. No. 10613167.==
8. JUAN MANUEL PRADO BUSTAMANTE, IDENTIFICADO CON DNI Nº 08271372.
SEÑOR NOTARIO, SIRVASE EFECTUAR LOS INSERTOS CORRESPONDIENTES, AGREGAR LO QUE RESULTE DE LEY Y CURSAR EL PARTE PARA SU INSCRIPCION EN EL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.==
LIMA, 11 DE MAYO DE 2005.=====================================
(FIRMADO): HUGO ERNESTO SOMMERKAMP MOLINARI ===================
AUTORIZA LA PRESENTE MINUTA EL DOCTOR EDUARDO RAMIREZ DEL VILLAR LOPEZ DE ROMAÑA - ABOGADO - CON REGISTRO DEL COLEGIO DE ABOGADOS DE LIMA Nº 13516.==

====================== **INSERTO: COMPROBANTE** ===================

JORGE EDUARDO ORIHUELA IBERICO, ABOGADO-NOTARIO DE ESTA CAPITAL; =
----------------------C E R T I F I C O:----------------------
QUE HE TENIDO A LA VISTA EL LIBRO DENOMINADO: **ACTAS DE JUNTAS GENERALES DE ACCIONISTAS** PERTENECIENTE A: **FERREYROS S.A.A.** LEGALIZADO POR ANTE MI, CON FECHA VEINTICINCO DE MAYO DE MIL NOVECIENTOS NOVENTINUEVE, ENCONTRANDOSE REGISTRADO BAJO EL NUMERO 41545, Y HE CONSTATADO QUE DE FOJAS 185 A FOJAS 270 INCLUSIVE, CORRE EXTENDIDA EL ACTA DE JUNTA GENERAL OGLIGATORIA ANUAL DE ACCIONISTAS, DE FECHA VEINTIDOS DE MARZO DEL AÑO DOS MIL CINCO,



Nº 5562482 TRES MIL SEISCIENTOS OCHENTIDOS



CUYAS PARTES PERTINENTES QUE SE ME PIDE TRANSCRIBIR SON DEL TENOR LITERAL SIGUIENTE:==

ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS 22 DE MARZO DE 2005 ==

EN LIMA, A LOS VEINTIDOS DIAS DEL MES DE MARZO DE 2005 Y DE ACUERDO A LAS CONVOCATORIAS EFECTUADAS EN LOS DIARIOS EL COMERCIO Y EL PERUANO DEL DIA 24 DE FEBRERO DE 2005, SE REUNIERON EN LAS OFICINAS DE LA SOCIEDAD, UBICADAS EN LA AV. INDUSTRIAL Nro. 675, LIMA, A HORAS 11.00 am. BAJO LA PRESIDENCIA DEL SEÑOR CARLOS FERREYROS ASPILLAGA (PRESIDENTE DEL DIRECTORIO) Y ACTUANDO COMO SECRETARIO EL ING. OSCAR GUILLERMO ESPINOSA BEDOYA (DIRECTOR GERENTE GENERAL), LOS ACCIONISTAS QUE A CONTINUACION SE INDICAN:==

EN LIMA, A LAS 11:00 AM. DEL DIA VEINTIDOS DE MARZO DEL AÑO DOS MIL CINCO, SE CERRO EL REGISTRO DE ACCIONES PARA LA JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS HABIENDO SIDO DEBIDAMENTE REGISTRADAS 212´351,082 ACCIONES DE LAS CUALES 14´206,376 SON REPRESENTADAS POR SUS PROPIETARIOS Y 198´144,706 POR PODERES OTORGADOS PARA ESTA JUNTA. EN CONSECUENCIA SE HA SUPERADO EL QUORUM REQUERIDO PARA LA JUNTA GENERAL OBLIGATORIA ANUAL EN 103´351,082 ACCIONES.===

EL PRESIDENTE DE LA JUNTA ABRIO LA SESION, COMPROBANDO QUE SE ENCONTRABAN REPRESENTADAS 212´351,082 ACCIONES, REGISTRADAS AL DIA 22 DE MARZO DE 2005 DE ACUERDO A LO DISPUESTO EN EL ARTICULO 256° DE LA LEY GENERAL DE SOCIEDADES, LAS CUALES EQUIVALIAN AL 97.41% DEL CAPITAL SOCIAL DE LA EMPRESA, SUPERANDOSE AMPLIAMENTE EL QUORUM REQUERIDO POR LOS ESTATUTOS SOCIALES Y LA LEY GENERAL DE SOCIEDADES. EN CONSECUENCIA, DECLARO QUE PODIA SESIONAR VALIDAMENTE LA JUNTA CONVOCADA POR EL DIRECTORIO EN SU SESION DEL



18 DE FEBRERO ULTIMO PARA EFECTOS DE ADOPTAR ACUERDOS SOBRE LOS ASUNTOS MATERIA DE LA CONVOCATORIA.==================================

EL PRESIDENTE PROCEDIO POR TANTO, A DAR INICIO A LA JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS, CON EL FIN DE TRATAR LOS ASUNTOS DETALLADOS EN LOS AVISOS DE CONVOCATORIA, DEJANDO CONSTANCIA QUE LA JUNTA SE CELEBRABA EN PRIMERA CONVOCATORIA.====================

(..)

3. AUMENTO DE CAPITAL POR CAPITALIZACION DE REEXPRESION DE CAPITAL Y DE UTILIDADES DE LIBRE DISPOSICION Y CAPITALIZACION PARCIAL DE EXCEDENTE DE REVALUACION.-======================================

EL PRESIDENTE MANIFESTO QUE EL DIRECTORIO EN SU SESION DEL 18 DE FEBRERO DE 2005 HABIA ACORDADO RECOMENDAR A LA JUNTA LA CAPITALIZACION DE VARIAS CUENTAS DEL PATRIMONIO CON VALORES AL CIERRE DEL EJERCICIO 2005, CON LA FINALIDAD DE INCREMENTAR EL CAPITAL SOCIAL DE LA EMPRESA. DEJO CONSTANCIA QUE EN EL BALANCE AL 31.12.04 EL PATRIMONIO DE LA EMPRESA REFLEJABA EL CAPITAL SOCIAL ACTUAL DE S/. 239'800,000.00 Y QUE LA CUENTA PATRIMONIAL A ESA FECHA ERA LA SIGUIENTE:======================================

- CAPITAL SOCIAL REGISTRADO ------	S/. 239'800,000.00	===========
- REEXPRESION DE CAPITAL ------------	11'750,200.00	===========
- CAPITAL REEXPRESADO AL 31.12.04 ----	251'550,200.00	===========
- RESERVA LEGAL -----------------------	3'529,536.00	===========
- EXCEDENTE DE REVALUACION -----------	10'267,033.00	===========
- RESULTADO DEL EJERCICIO ------------	27'548,603.00	===========
- UTILIDAD RETENIDA -----------------	264,898.00	===========
- TOTAL PATRIMONIO -----------------	293'160,270.00	===========

EL PRESIDENTE INVITO AL GERENTE GENERAL A EXPLICAR EL DETALLE DE LAS PARTIDAS QUE SE PROPONE CAPITALIZAR.========================

UNA VEZ RESUELTAS LAS CONSULTAS EFECTUADAS, EL PRESIDENTE SEÑALO QUE EL DIRECTORIO RECOMENDABA LA CAPITALIZACION DE LAS SIGUIENTES SUMAS: S/. 11'750,200.00 DEL AJUSTE POR REEXPRESION DE CAPITAL, S/. 13'068,641.00 PROVENIENTES DE LAS UTILIDADES DE LIBRE DISPOSICION, Y S/. 1'559,159.00 COMO CAPITALIZACION PARCIAL DEL EXCEDENTE DE REVALUACION.=====================================





DESPUES DE UNA DELIBERACION, LA JUNTA APROBO POR UNANIMIDAD LA CAPITALIZACION DE S/. 26´378,000.00, QUE ES LA SUMA DE LAS TRES CUENTAS SEÑALADAS. EN CONSECUENCIA, SE EMITIRIAN 23´980,000 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10.=========================

FINALMENTE EL PRESIDENTE SEÑALO QUE LA EMISION DE NUEVAS ACCIONES POR CAPITALIZACION, NO DARA LUGAR A PAGO ALGUNO DE IMPUESTOS POR PARTE DE LA EMPRESA NI DE LOS ACCIONISTAS.=========================

EN CONSECUENCIA, EL NUEVO CAPITAL SOCIAL SERA DE S/.266´178,000.00 REPRESENTADO POR 241´980,000 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 CADA UNA; Y QUE LAS CUENTAS PATRIMONIALES, LUEGO DE LA CAPITALIZACION ACORDADA, QUEDARAN DE LA SIGUIENTE MANERA:=========

- CAPITAL SOCIAL ---------------- S/. 266´178,000.00 ==========
- RESERVA LEGAL ---------------------- 6´284,396.00 ==========
- EXCEDENTE DE REVALUACION ---------- 8´707,874.00 ==========
- TOTAL PATRIMONIO ---------------- 281´170,270.00 ==========

4. MODIFICACION DEL ARTICULO 5to. DEL ESTATUTO SOCIAL, REFERENTE AL CAPITAL SOCIAL.===

EL PRESIDENTE MANIFESTO QUE HABIENDOSE APROBADO UN INCREMENTO EN EL CAPITAL SOCIAL DE LA EMPRESA, DEBIA MODIFICARSE EL ART. 5to. DEL ESTATUTO SOCIAL, PARA LO CUAL SOLICITABA A LA JUNTA LA APROBACION DEL SIGUIENTE TEXTO:===================================

"**ARTICULO QUINTO:** EL CAPITAL DE LA SOCIEDAD ES DE S/. 266´178,000.00 DIVIDIDO EN 241´980,000 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 CADA UNA, INTEGRAMENTE SUSCRITAS Y PAGADAS, GOZANDO TODAS DE IGUALES DERECHOS Y PRERROGATIVAS".==============

DESPUES DE UNA BREVE DELIBERACION, LA JUNTA APROBO POR UNANIMIDAD LA PROPUESTA PRESENTADA.=====================================

5. MODIFICACION DE LOS ARTICULOS 24, 31, 33 Y 40 DEL ESTATUTO SOCIAL PARA ADECUARLOS A LAS NORMAS DE "BUEN GOBIERNO CORPORATIVO".- ==

EL PRESIDENTE MANIFESTO QUE EL DIRECTORIO EN SU SESION DEL 18 DE FEBRERO, HABIA CONVENIDO PROPONER A LA JUNTA LA MODIFICACION DE CUATRO ARTICULOS DEL ESTATUTO DE LA SOCIEDAD, A FIN DE ALCANZAR UN ALTO GRADO DE CUMPLIMIENTO DE LOS PRINCIPIOS DE BUEN GOBIERNO





CORPORATIVO. EXPLICO QUE ESTOS ARTICULOS, LIMITAN EN CIERTOS ASPECTOS EL PLENO CUMPLIMIENTO DE LAS NORMAS APROBADAS POR LA COMISION NACIONAL SUPERVISORA DE VALORES.========================

SEÑALO QUE LA RAZON DE LA PROPUESTA SE BASA EN QUE EL ARTICULO 24 IMPONE CIERTA LIMITACION AL DERECHO DE REPRESENTACION DE LOS ACCIONISTAS EN LA JUNTA Y LOS ARTICULOS 31 Y 33 ESTABLECEN EL REQUISITO DE SER TITULAR DE UN PEQUEÑO NUMERO DE ACCIONES PARA SER NOMBRADO DIRECTOR, LO CUAL PODRIA ENTENDERSE COMO UNA RESTRICCION A LA INCORPORACION DE DIRECTORES INDEPENDIENTES. FINALMENTE, SE PROPONE LA MODIFICACION DEL ARTICULO 40 PARA QUE ESTABLEZCA EXPRESAMENTE COMO UNA DE LAS FUNCIONES DEL DIRECTORIO, REGULAR Y SUPERVISAR EL TRATAMIENTO DE LA INFORMACION CONFIDENCIAL.=========

EL PRESIDENTE PROCEDIO A DAR LECTURA AL TEXTO VIGENTE DE LOS ARTICULOS MENCIONADOS, ASI COMO AL TEXTO A MODIFICARSE.===========

ARTICULO 24:==

DICE: "LOS ACCIONISTAS QUE TENGAN DERECHO A CONCURRIR A LA JUNTA GENERAL PUEDEN HACERSE REPRESENTAR **POR OTRO ACCIONISTA O** POR EL **BANCO CUSTODIO DE SUS ACCIONES,** DE SER EL CASO. LA REPRESENTACION DEBE CONFERIRSE POR ESCRITO Y CON CARACTER ESPECIAL PARA CADA JUNTA, SALVO TRATANDOSE DE PODERES OTORGADOS POR ESCRITURA PUBLICA, DEBIENDO REGISTRARSE LOS PODERES CON UNA ANTICIPACION NO MENOR DE 24 HORAS A LA HORA FIJADA PARA LA CELEBRACION DE LA JUNTA".==

MODIFICACION PROPUESTA: "LOS ACCIONISTAS QUE TENGAN DERECHO A CONCURRIR A LA JUNTA GENERAL PUEDEN HACERSE REPRESENTAR **POR OTRO ACCIONISTA, POR EL BANCO CUSTODIO DE SUS ACCIONES, O POR CUALQUIER OTRA PERSONA.** LA REPRESENTACION DEBE CONFERIRSE POR ESCRITO Y CON CARACTER ESPECIAL PARA CADA JUNTA, SALVO TRATANDOSE DE PODERES OTORGADOS POR ESCRITURA PUBLICA, DEBIENDO REGISTRARSE LOS PODERES CON UNA ANTICIPACION NO MENOR DE 24 HORAS A LA HORA FIJADA PARA LA CELEBRACION DE LA JUNTA".====================================

ARTICULO 31:==

DICE: "EL DIRECTORIO SE COMPONDRA DE NO MENOS DE OCHO NI MAS DE DOCE MIEMBROS. LA JUNTA DETERMINARA EL NUMERO DE DIRECTORES A





ELEGIRSE PREVIAMENTE A LA ELECCION.==============================

PARA SER DIRECTOR SE REQUIERE SER PROPIETARIO DE UN MINIMO DE MIL ACCIONES EMITIDAS POR LA SOCIEDAD Y NO TENER CARGO O VINCULACION CON EMPRESAS COMPETIDORAS, A TITULO DEL DIRECTORIO".==============

MODIFICACION PROPUESTA: "EL DIRECTORIO SE COMPONDRA DE NO MENOS DE OCHO NI MAS DE DOCE MIEMBROS. LA JUNTA DETERMINARA EL NUMERO DE DIRECTORES A ELEGIRSE PREVIAMENTE A LA ELECCION.================

NO PODRA SER DIRECTOR QUIEN TENGA CARGO O VINCULACION CON EMPRESAS COMPETIDORAS, A CONSIDERACION DEL DIRECTORIO" ====================

ARTICULO 33:==

DICE: "LA VACANCIA DEL CARGO DE DIRECTOR SE PRODUCE POR MUERTE, RENUNCIA, IMPEDIMENTO PERMANENTE, REMOCION POR LA JUNTA GENERAL DE ACCIONISTAS, POR AUSENCIA NO AUTORIZADA POR EL DIRECTORIO POR UN PLAZO SUPERIOR A SEIS MESES O CUALQUIER OTRO IMPEDIMENTO ASI CALIFICADO POR EL VOTO UNANIME DE LOS DEMAS DIRECTORES.===========

SALVO POR EL CASO DE REMOCION POR LA JUNTA GENERAL DE ACCIONISTAS EN EL QUE LA MISMA JUNTA DEBERA CUBRIR LA VACANTE, EL DIRECTORIO RESOLVERA SOBRE LAS DEMAS CAUSALES DE VACANCIA **PODRA CUBRIR LA VACANTE PRODUCIDA, DESIGNANDO A UN DIRECTOR INTERINO, QUIEN DEBERA SER PROPIETARIO DE NO MENOS DE VEINTICINCO ACCIONES EMITIDAS POR LA SOCIEDAD** Y QUIEN EJERCERA EL CARGO HASTA COMPLETAR EL PERIODO DEL DIRECTOR QUE HA VACADO".====================================

MODIFICACION PROPUESTA:=====================================

"LA VACANCIA DEL CARGO DE DIRECTOR SE PRODUCE POR MUERTE, RENUNCIA, IMPEDIMENTO PERMANENTE, REMOCION POR LA JUNTA GENERAL DE ACCIONISTAS, POR AUSENCIA NO AUTORIZADA POR EL DIRECTORIO POR UN PLAZO SUPERIOR A SEIS MESES O CUALQUIER OTRO IMPEDIMENTO ASI CALIFICADO POR EL VOTO UNANIME DE LOS DEMAS DIRECTORES.===========

SALVO POR EL CASO DE REMOCION POR LA JUNTA GENERAL DE ACCIONISTAS EN EL QUE LA MISMA JUNTA DEBERA CUBRIR LA VACANTE, EL DIRECTORIO RESOLVERA SOBRE LAS DEMAS CAUSALES DE VACANCIA Y **PODRA CUBRIR LA VACANTE PRODUCIDA, DESIGNANDO A UN DIRECTOR INTERINO**, QUIEN EJERCERA EL CARGO HASTA COMPLETAR EL PERIODO DEL DIRECTOR QUE HA VACADO".==





ARTICULO 40:===

CON REFERENCIA A ESTE ARTICULO, SEÑALO EL PRESIDENTE QUE, SI BIEN ESTE OTORGA FACULTADES MUY AMPLIAS AL DIRECTORIO, ES CONVENIENTE QUE DE ACUERDO A LOS PRINCIPIOS DEL BUEN GOBIERNO CORPORATIVO, LA JUNTA LE OTORGUE EXPRESAMENTE AL DIRECTORIO LA FACULTAD DE REGULAR Y SUPERVISAR EL MANEJO DE LA INFORMACION CONFIDENCIAL DE LA SOCIEDAD COMO RESPONSABLE DEL CUMPLIMIENTO DE LAS OBLIGACIONES QUE IMPONE LA INSCRIPCION DE VALORES EN EL REGISTRO PUBLICO DEL MERCADO DE VALORES, FUNCION QUE HA VENIDO EJERCIENDO EL DIRECTORIO A LA FECHA.===

EL PRESIDENTE INFORMO QUE AL RESPECTO, EL DIRECTORIO EN SESION DEL 26 DE FEBRERO DEL 2003 HABIA ACORDADO NOMBRAR AL COMITE DE CUMPLIMIENTO NORMATIVO Y A LOS REPRESENTANTES BURSATILES, ASI COMO APROBAR LA ELABORACION DE LAS NORMAS INTERNAS DE CONDUCTA DE FERREYROS S.A.A., EN CUANTO AL MANEJO DE INFORMACION CONFIDENCIAL, DANDO CUMPLIMIENTO A LA RESOLUCION 107-2002-EF/94.10 QUE ESTABLECE ESTAS OBLIGACIONES PARA LAS EMPRESAS QUE INSCRIBEN VALORES EN EL REGISTRO PUBLICO DEL MERCADO DE VALORES.=========================

CONTINUO INDICANDO QUE LAS NORMAS INTERNAS DE CONDUCTA FUERON PUESTAS EN VIGENCIA EN MARZO DEL 2003, APROBANDOSE EN SESION DE DIRECTORIO DE FEBRERO DEL 2005 UNA NUEVA VERSION DE LAS MISMAS CON ALGUNAS MODIFICACIONES A SU PRIMERA VERSION. SIN EMBARGO CONSIDERANDO QUE CONASEV ESTIMA CONVENIENTE EL OTORGAMIENTO DE FACULTADES EXPRESAS AL DIRECTORIO, PROPONIA LA INCORPORACION DE ESTA FUNCION EN LA LISTA DE FACULTADES DEL DIRECTORIO, COMO UN NUEVO LITERAL L). EL PRESIDENTE PROCEDIO A DAR LECTURA A L TEXTO MODIFICADO.===

ARTICULO 40°- EL DIRECTORIO TIENE TODAS LAS FACULTADES DE REPRESENTACION LEGAL Y GESTION NECESARIAS PARA LA ADMINISTRACION DE LA SOCIEDAD DENTRO DE SU OBJETO, CON LA SOLA EXCEPCION DE LOS ASUNTOS QUE LA LEY O ESTE ESTATUTO ATRIBUYAN A LA JUNTA GENERAL.== POR LO TANTO, Y SIN QUE ESTA ENUMERACION SEA RESTRICTIVA SINO MERAMENTE ENUNCIATIVA, EL DIRECTORIO TIENE LAS SIGUIENTES FACULTADES:==





a). CONVOCAR A LA JUNTA GENERAL DE ACCIONISTAS.===================

b). REGLAMENTAR SU PROPIO FUNCIONAMIENTO.=========================

c). PRESENTAR ANUALMENTE A LOS ACCIONISTAS, LA MEMORIA, EL BALANCE GENERAL Y LA CUENTA DE GANANCIAS Y PERDIDAS, RECOMENDANDO LA APLICACION QUE DEBE DARSE A LAS UTILIDADES.=====================

d). ACEPTAR LA DIMISION DE SUS MIEMBROS Y PROVEER LAS VACANTES EN LOS CASOS PREVISTOS POR LA LEY Y EL ESTATUTO.===================

e). NOMBRAR Y REMOVER AL GERENTE GENERAL Y SI LO CONSIDERA CONVENIENTE O NECESARIO A LOS DEMAS FUNCIONARIOS DE LA SOCIEDAD, DETERMINANDO SUS OBLIGACIONES Y OTORGANDO Y REVOCANDO LOS PODERES CON LAS ATRIBUCIONES QUE JUZGUE CONVENIENTE.====================

f). OTORGAR EN GENERAL LOS PODERES QUE JUZGUE CONVENIENTES.=======

g). EJERCER LA ALTA SUPERVIGILANCIA DE TODOS LOS NEGOCIOS DE LA SOCIEDAD, TENIENDO LA FACULTAD DE REVISAR LOS LIBROS DE CONTABILIDAD DE LA SOCIEDAD.=====================================

h). ACORDAR LA DISTRIBUCION DE DIVIDENDOS PROVISIONALES A CUENTA DE LOS RESULTADOS DEL EJERCICIO.==============================

i). DECIDIR SOBRE TODOS AQUELLOS ASUNTOS COMERCIALES, FINANCIEROS Y ADMINISTRATIVOS QUE SEAN CONVENIENTES PARA LA CONSECUCION DE LOS FINES SOCIALES SIN LIMITACION EN CUANTO AL MONTO.================

j). ENAJENAR Y/O DISPONER, DE ACTIVOS DE LA EMPRESA, CUYO VALOR CONTABLE AL MOMENTO DE LA ENAJENACION NO EXCEDA DEL 50% DEL CAPITAL DE LA SOCIEDAD.=====================================

k). CONSTITUIR GARANTIAS EN GENERAL, TALES COMO PRENDAS, HIPOTECAS, FIANZAS, WARRANTS, AVALES, ENTRE OTRAS, SOBRE BIENES MUEBLES E INMUEBLES DE LA SOCIEDAD, PARA GARANTIZAR LAS DISTINTAS OPERACIONES DE LA SOCIEDAD Y DE SUS EMPRESAS SUBSIDIARIAS O FILIALES, ASI COMO MODIFICAR LOS TERMINOS DE LAS GARANTIAS OTORGADAS Y ACORDAR LA SUSCRIPCION POR LA SOCIEDAD DE LOS DOCUMENTOS NECESARIOS PARA LA CONSTITUCION, MODIFICACION Y LEVANTAMIENTO DE DICHAS GARANTIAS.==============================

l). REGULAR Y SUPERVISAR EL MANEJO DE LA INFORMACION CONFIDENCIAL, DANDO CUMPLIMIENTO A LAS OBLIGACIONES QUE LE IMPONE A LA SOCIEDAD LA INSCRIPCION DE VALORES EN EL REGISTRO PUBLICO DEL MERCADO DE





VALORES.===

m). DELEGAR EN LOS DIRECTORES Y/O FUNCIONARIOS DE LA SOCIEDAD LA FACULTAD DE EJECUTAR LOS ACUERDOS ADOPTADOS POR EL DIRECTORIO, ENCONTRANDOSE ESTOS EXPRESAMENTE AUTORIZADOS PARA SUSCRIBIR LOS DOCUMENTOS PUBLICOS Y PRIVADOS QUE SE REQUIERAN EN EL EJERCICIO DE DICHA REPRESENTACION LEGAL Y PARA REALIZAR LAS GESTIONES Y TRAMITES NECESARIOS PARA IMPLEMENTAR DICHOS ACUERDOS.============

n). EJERCER LAS DEMAS ATRIBUCIONES QUE SE DERIVEN EXPRESA O TACITAMENTE DEL ESTATUTO.======================================

LA JUNTA APROBO POR UNANIMIDAD LA PROPUESTA PRESENTADA.===========

6. ELECCION DE DIRECTORIO POR EL PERIODO 2005-2008.- ============

EL PRESIDENTE MANIFESTO QUE HABIENDO CONCLUIDO EL PERIODO DE VIGENCIA DEL DIRECTORIO, DE ACUERDO A LA ELECCION EFECTUADA EN LA JUNTA GENERAL DE ACCIONISTAS DEL 12 DE MARZO DE 2002, DEBIA PROCEDERSE A NOMBRAR AL NUEVO DIRECTORIO. RECORDO QUE EL ARTICULO TRIGESIMO PRIMERO DEL ESTATUTO SOCIAL, RECIENTEMENTE APROBADO, DICE A LA LETRA: "EL DIRECTORIO SE COMPONDRA DE NO MENOS DE OCHO NI MAS DE DOCE MIEMBROS. LA JUNTA DETERMINARA EL NUMERO DE DIRECTORES A ELEGIRSE PREVIAMENTE A LA ELECCION. NO PODRA SER DIRECTOR QUIEN TENGA CARGO O VINCULACION CON EMPRESAS COMPETIDORAS, A CONSIDERACION DEL DIRECTORIO".===================

EL PRESIDENTE PROPUSO QUE TAL COMO EN EL PERIODO ANTERIOR, EL NUMERO DE DIRECTORES PARA EL PERIODO 2005-2008 SEA FIJADO EN OCHO, LO QUE FUE APROBADO POR UNANIMIDAD. A CONTINUACION, SOLICITO A LOS SEÑORES ACCIONISTAS QUE PRESENTEN SUS PROPUESTAS.=================

SE PRESENTARON LAS SIGUIENTES PROPUESTAS:=========================

- EL SR. GONZALO DE LAS CASAS DIEZ CANSECO EN REPRESENTACION DE LOS 229'416,808 VOTOS DEL ACCIONISTA IN-CARTADM, PROPUSO A LOS SEÑORES ALDO DEFILIPPI TRAVERSO, HERNAN BARRETO BOGGIO Y JUAN PRADO BUSTAMANTE.===
- EL SR. MARIANO ALVAREZ DE LA TORRE JARA EN REPRESENTACION DE 189'517,032 VOTOS DEL ACCIONISTA NV-CARTADM, PROPUSO A LOS SEÑORES ALDO DEFILIPPI TRAVERSO, HERNAN BARRETO BOGGIO Y JUAN PRADO BUSTAMANTE.==







- EL SR. PABLO MOREYRA ALMENARA, EN REPRESENTACION DE 153'217,136 VOTOS DEL ACCIONISTA HO-CARTADM, PROPUSO A LOS SEÑORES ALDO DEFILIPPI TRAVERSO, HERNAN BARRETO BOGGIO Y JUAN PRADO BUSTAMANTE.
- EL SR. EDUARDO HERRERA VASQUEZ, EN REPRESENTACION DE 112'896,704 VOTOS DEL ACCIONISTA PR-CARTADM, PROPUSO A LOS SEÑORES ALDO DEFILIPPI TRAVERSO, HERNAN BARRETO BOGGIO Y JUAN PRADO BUSTAMANTE.
- EL SR. LUIS MOREYRA FERREYROS, EN REPRESENTACION DE SUS 16'237,856 VOTOS Y DE LOS 990'919,432 VOTOS DE LOS SEÑORES ACCIONISTAS CARLOS FERREYROS ASPILLAGA, OSCAR ESPINOSA BEDOYA, EDUARDO MONTERO ARAMBURU, CARLOS MUÑOZ TORCELLO, ANDREAS VON WEDEMEYER KNIGGE, JUAN MANUEL PEÑA ROSA Y JOSE TAGLE REZZA, PROPUSO QUE LOS SEÑORES CARLOS FERREYROS ASPILLAGA, EDUARDO MONTERO ARAMBURU, JUAN MANUEL PEÑA ROCA, ANDREAS VON WEDEMEYER Y OSCAR ESPINOSA BEDOYA SEAN RATIFICADOS COMO DIRECTORES DE LA SOCIEDAD.==

A CONTINUACION, EL PRESIDENTE SEÑALO QUE AL NO HABERSE PRESENTADO ALGUNA OTRA PROPUESTA Y HABIENDOSE COMPLETADO EL NUMERO DE DIRECTORES QUE DEBIAN SER DESIGNADOS, EL DIRECTORIO DE LA SOCIEDAD QUEDARIA CONFORMADO POR LAS SIGUIENTES PERSONAS:=================

1. CARLOS FERREYROS ASPILLAGA, IDENTIFICADO CON D.N.I Nº 07272496.
2. EDUARDO MONTERO ARAMBURU, IDENTIFICADO CON D.N.I. No. 08191212.
3. JUAN MANUEL PEÑA ROCA, IDENTIFICADO CON D.N.I. No. 08237290.===
4. ANDREAS VON WEDEMEYER KNIGGE, IDENTIFICADO CON D.N.I. No. 29232553.==
5. OSCAR GUILLERMO ESPINOSA BEDOYA, IDENTIFICADO CON D.N.I. No. 07277264.==
6. HERNAN FRANCISCO BARRETO BOGGIO, IDENTIFICADO CON D.N.I. No. 10273946.==
7. ALDO RENATO DEFILIPPI TRAVERSO, IDENTIFICADO CON D.N.I. No. 10613167.==
8. JUAN MANUEL PRADO BUSTAMANTE, IDENTIFICADO CON D.N.I. No. 08271372.==

LA JUNTA APROBO POR UNANIMIDAD EL NOMBRAMIENTO DE LAS PERSONAS PROPUESTAS COMO MIEMBROS DE DIRECTORIO DE LA SOCIEDAD PARA EL





PERIODO 2005-2008.==

(..)

DESIGNACION DE FUNCIONARIOS PARA LA FORMALIZACION DE LOS ACUERDOS

SE APROBO POR UNANIMIDAD FACULTAR A LOS SEÑORES OSCAR GUILLERMO ESPINOSA BEDOYA DE NACIONALIDAD PERUANA, IDENTIFICADO CON D.N.I. No. 07277264 Y HUGO ERNESTO SOMMERKAMP MOLINARI DE NACIONALIDAD PERUANA, IDENTIFICADO CON D.N.I. No. 06287964 PARA QUE CUALQUIERA DE ELLOS, ACTUANDO INDIVIDUALMENTE, SUSCRIBA LA MINUTA Y LA ESCRITURA PUBLICA QUE FORMALIZA LOS ACUERDOS ANTERIORES Y SE DECLARE EL MONTO DEL AUMENTO DE CAPITAL.==========================

TOMANDO EN CUENTA LA EXTENSION DE LOS TEMAS TRATADOS QUE DEBEN SER CUIDADOSAMENTE REFLEJADOS EN EL ACTA DE LA PRESENTE JUNTA, SE ACORDO POR UNANIMIDAD Y CON ARREGLO AL ARTICULO 30 DEL ESTATUTO, DESIGNAR AL PRESIDENTE, SEÑOR CARLOS FERREYROS ASPILLAGA Y AL SECRETARIO, ING. OSCAR GUILLERMO ESPINOSA BEDOYA Y A LOS ACCIONISTAS PRESENTES, SR. ROBERTO MAYSER GILDEMEISTER Y DR. JOSE TAGLE REZZA, PARA QUE CONJUNTAMENTE SUSCRIBAN EL ACTA RESPECTIVA.=

A CONTINUACION APARECEN CUATRO FIRMAS.===========================

ASI Y MAS EXTENSAMENTE CONSTA DEL ACTA DE SU REFERENCIA QUE HE TENIDO A LA VISTA A LA QUE ME REMITO EN CASO NECESARIO. EN LA CIUDAD DE LIMA A LOS DIECINUEVE DIAS DEL MES DE MAYO DEL AÑO DOS MIL CINCO.===

==================== INSERTO: ASIENTO CONTABLE ==================

JORGE EDUARDO ORIHUELA IBERICO, ABOGADO-NOTARIO DE ESTA CAPITAL; =

-------------------------C E R T I F I C O:-----------------------

QUE HE TENIDO A LA VISTA EL LIBRO DENOMINADO: DIARIO PERTENECIENTE A: FERREYROS S.A.A. - (ANTES ENRIQUE FERREYROS S.A.), LEGALIZADO POR ANTE MI, CON FECHA VEINTISIETE DE JUNIO DE MIL NOVECIENTOS NOVENTICINCO, ENCONTRANDOSE REGISTRADO BAJO EL NUMERO 17107, EN EL QUE SE ENCUENTRA EL ASIENTO CONTABLE DEL TENOR LITERAL SIGUIENTE:=

------------------ LIBRO DIARIO MES DE MARZO 2005 -----------------

42 5080 CAPITAL AJUSTE POR CORRECCION MONETARIA --------- 11'750,200 ----------

74 5011 CAPITAL SOCIAL -- 11'750,200

PARA REGISTRAR EL AJUSTE POR REEXPRESION DE CAPITAL POR -------------------



S/. 11´750,200 CAPITALIZADO SEGUN, ACUERDO DE LA JUNTA --------------------

GENERAL DE ACCIONISTAS DEL 22 DE MARZO DEL 2005 --------------------------

80 5911 UTILIDADES REGISTRADAS ------------------------ 24´793,743 ----------

60 7511 DIVIDENDOS POR PAGAR ------------------------------------- 11´990,000

74 5011 CAPITAL SOCIAL -- 12´803,743

PARA REGISTRAR LA DISTRIBUCION DE DIVIDENDOS Y CAPITALI- -----------------

ZACION ACORDADO EN JUNTA GENERAL DE ACCIONISTAS EL 22 DE -----------------

MARZO DEL 2005, DISTRIBUCION DE DIVIDENDOS EN EFECTIVO -----------------

DE S/. 11´990,000 Y LA CAPITALIZACION DE S/. 12´803,743, ----------------

PROVENIENTES DE UTILIDADES RETENIDAS DEL EJERCICIO 2004.-----------------

80 5911 UTILIDADES RETENIDAS ----------------------------- 2´754,860 --------

77 5821 RESERVA LEGAL --- 2´754,860

PARA REGISTRAR LA DETRACCION DE RESERVA LEGAL -----------------------------

71 5711 EXCEDENTE DE REVALUACION ---------------------- 1´559,159 ---------

80 5911 UTILIDADES RETENIDAS ---------------------------- 264,898 ---------

74 5011 CAPITAL SOCIAL -- 1´559,159

74 5011 CAPITAL SOCIAL -- 264,898

POR LA CAPITALIZACION DE EXCEDENTE DE REVALUACION Y ---------------------

UTILIDADES RETENIDAS POR S/.1´559,159 Y S/.264,898.00 -------------------

RESPECTIVAMENTE.==

(FIRMADO): BERNARDO CHAUCA QUISPE - CONTADOR GENERAL - C.P.C. CON

MAT. 19915.===

ASI CONSTA DEL ASIENTO CONTABLE DE SU REFERENCIA QUE HE TENIDO A

LA VISTA A LA QUE ME REMITO EN CASO NECESARIO. EN LA CIUDAD DE

LIMA A LOS DIECINUEVE DIAS DEL MES DE MAYO DEL DOS MIL CINCO.=====

======================== **INSERTO AVISO** ========================

AVISO PUBLICADO EN EL DIARIO OFICIAL **"EL PERUANO"** EL DIA JUEVES

VEINTICUATRO DE FEBRERO DEL AÑO DOS MIL CINCO.===================

======================== **FERREYROS S.A.A.** ========================

========= **JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS** =========

DE CONFORMIDAD CON LO ESTABLECIDO EN EL ARTICULO 113° DE LA LEY

GENERAL DE SOCIEDADES Y DE ACUERDO A LO DISPUESTO EN EL ESTATUTO

DE LA SOCIEDAD, SE CONVOCA A LA JUNTA GENERAL OBLIGATORIA ANUAL DE

FERREYROS S.A.A. QUE TENDRA LUGAR EL DIA MARTES 22 DE MARZO DEL





2005, A LAS 11:00 EN EL LOCAL DE LA COMPAÑIA SITO EN AV. INDUSTRIAL N° 675 (SOTANO) LIMA.====================================

==================== **OBJETO DE LA CONVOCATORIA** ====================

1. EXAMEN Y APROBACION DE LOS ESTADOS FINANCIEROS Y MEMORIA CORRESPONDIENTE AL AÑO 2004.====================================

2. DISTRIBUCION DE UTILIDADES.====================================

3. AUMENTO DE CAPITAL POR CAPITALIZACION DE REEXPRESION DE CAPITAL Y DE UTILIDADES DE LIBRE DISPOSICION Y CAPITALIZACION PARCIAL DE EXCEDENTE DE REVALUACION.====================================

4. MODIFICACION DEL ART 5° DEL ESTATUTO SOCIAL REFERIDO AL CAPITAL SOCIAL.====================================

5. MODIFICACION DE LOS ARTS. 24, 31, 33 Y 40 DEL ESTATUTO SOCIAL, PARA ADECUARLOS A LAS NORMAS DE BUEN GOBIERNO CORPORATIVO.========

6. ELECCION DE DIRECTORIO PERIODO 2005-2008.====================

7. NOMBRAMIENTO DE AUDITORES EXTERNOS.============================

8. INCORPORACION DEL PATRIMONIO ESCINDIDO DE MOTORINDUSTRIA S.A.A. FERREYROS S.A.A. Y APROBACION DEL PROYECTO DE ESCISION.===========

EN CASO DE NO ALCANZARSE EL QUORUM REQUERIDO, LA SEGUNDA CONVOCATORIA PARA LA CELEBRACION DE LA JUNTA GENERAL OBLIGATORIA ANUAL SE EFECTUARA EL LUNES 28 DE MARZO DEL 2005 A LA MISMA HORA Y EN EL MISMO LUGAR.====================================

LA DOCUMENTACION SE ENCUENTRA A DISPOSICION DE LOS ACCIONISTAS EN LA SEDE SOCIAL.====================================

TIENEN DERECHO A ASISTIR A LA JUNTA LOS TITULARES DE ACCIONES INSCRITAS A SU NOMBRE EN EL LIBRO DE MATRICULA DE ACCIONES O EN EL REGISTRO DE CAVALI ICLV S.A., CON UNA ANTICIPACION NO MENOR DE DIEZ DIAS AL DE LA CELEBRACION DE LA JUNTA.======================

LOS PODERES PARA LA REPRESENTACION DE LAS ACCIONES SE REGISTRARAN EN EL LOCAL DE LA COMPAÑIA (2° PISO) CON UNA ANTICIPACION NO MENOR DE VEINTICUATRO HORAS A LA HORA FIJADA PARA LA CELEBRACION DE LA JUNTA ES DECIR 21 DE MARZO DEL 2005 A LAS 11:00 a.m.============

DE ASISTIR USTED A LA JUNTA, LE AGRADECEREMOS CONFIRMAR SU ASISTENCIA AL TELEFONO 336-7070 ANEXO 4254 SRA. AUGUSTA PONCE Z.==

==================== LIMA, FEBRERO DEL 2005 ====================





======================== EL DIRECTORIO ========================

002-FA-0457864-1 1v. 24 FEBRERO ====================================

======================== **INSERTO AVISO** ========================

AVISO PUBLICADO EN EL DIARIO **EL COMERCIO** EL DIA JUEVES VEINTICUATRO DE FEBRERO DEL AÑO DOS MIL CINCO, A FOJAS 63.========

======================== **FERREYROS S.A.A.** ========================

========= **JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS** =========

DE CONFORMIDAD CON LO ESTABLECIDO EN EL ARTICULO 113° DE LA LEY GENERAL DE SOCIEDADES Y DE ACUERDO A LO DISPUESTO EN EL ESTATUTO DE LA SOCIEDAD, SE CONVOCA A LA JUNTA GENERAL OBLIGATORIA ANUAL DE FERREYROS S.A.A. QUE TENDRA LUGAR EL DIA MARTES 22 DE MARZO DEL 2005, A LAS 11:00 EN EL LOCAL DE LA COMPAÑIA SITO EN AV. INDUSTRIAL N° 675 (SOTANO) LIMA.====================================

==================== **OBJETO DE LA CONVOCATORIA** ====================

1. EXAMEN Y APROBACION DE LOS ESTADOS FINANCIEROS Y MEMORIA CORRESPONDIENTE AL AÑO 2004.====================================

2. DISTRIBUCION DE UTILIDADES.====================================

3. AUMENTO DE CAPITAL POR CAPITALIZACION DE REEXPRESION DE CAPITAL Y DE UTILIDADES DE LIBRE DISPOSICION Y CAPITALIZACION PARCIAL DE EXCEDENTE DE REVALUACION.====================================

4. MODIFICACION DEL ART 5° DEL ESTATUTO SOCIAL REFERIDO AL CAPITAL SOCIAL.==

5. MODIFICACION DE LOS ARTS. 24, 31, 33 Y 40 DEL ESTATUTO SOCIAL, PARA ADECUARLOS A LAS NORMAS DE BUEN GOBIERNO CORPORATIVO.========

6. ELECCION DE DIRECTORIO PERIODO 2005-2008.======================

7. NOMBRAMIENTO DE AUDITORES EXTERNOS.==========================

8. INCORPORACION DEL PATRIMONIO ESCINDIDO DE MOTORINDUSTRIA S.A.A. FERREYROS S.A.A. Y APROBACION DEL PROYECTO DE ESCISION.===========

EN CASO DE NO ALCANZARSE EL QUORUM REQUERIDO, LA SEGUNDA CONVOCATORIA PARA LA CELEBRACION DE LA JUNTA GENERAL OBLIGATORIA ANUAL SE EFECTUARA EL LUNES 28 DE MARZO DEL 2005 A LA MISMA HORA Y EN EL MISMO LUGAR.==

LA DOCUMENTACION SE ENCUENTRA A DISPOSICION DE LOS ACCIONISTAS EN LA SEDE SOCIAL.==





TIENEN DERECHO A ASISTIR A LA JUNTA LOS TITULARES DE ACCIONES INSCRITAS A SU NOMBRE EN EL LIBRO DE MATRICULA DE ACCIONES O EN EL REGISTRO DE CAVALI ICLV S.A., CON UNA ANTICIPACION NO MENOR DE DIEZ DIAS AL DE LA CELEBRACION DE LA JUNTA.=====================

LOS PODERES PARA LA REPRESENTACION DE LAS ACCIONES SE REGISTRARAN EN EL LOCAL DE LA COMPAÑIA (2° PISO) CON UNA ANTICIPACION NO MENOR DE VEINTICUATRO HORAS A LA HORA FIJADA PARA LA CELEBRACION DE LA JUNTA ES DECIR 21 DE MARZO DEL 2005 A LAS 11:00 a.m.=============

DE ASISTIR USTED A LA JUNTA, LE AGRADECEREMOS CONFIRMAR SU ASISTENCIA AL TELEFONO 336-7070 ANEXO 4254 SRA. AUGUSTA PONCE Z.==

==================== LIMA, FEBRERO DEL 2005 ====================

======================== EL DIRECTORIO ========================

==================== C O N C L U S I O N ====================

FORMALIZADO EL INSTRUMENTO, EL OTORGANTE SE INSTRUYO DE SU OBJETO, POR LA LECTURA QUE DE TODO EL HIZO; DESPUES DE LO CUAL SE AFIRMA Y RATIFICA EN SU CONTENIDO, Y FIRMA ANTE MI DE LO QUE DOY FE.=======

SE INICIA Y CONCLUYE ESTE INSTRUMENTO EN EL PAPEL DE SEGURIDAD NOTARIAL SERIE B, Nos. 5562476 Y 5622705 RESPECTIVAMENTE.=========

SE CONCLUYE EL PROCESO DE FIRMAS DE ESTE INSTRUMENTO CON FECHA VEINTITRES DE MAYO DEL AÑO DOS MIL CINCO.======================

....
HUGO ERNESTO SOMMERKAMP MOLINARI
FERREYROS S.A.A.

N O T A R I O

M.F.

FECHA: 23/05/2005
VºBº : ....

A SOLICITUD DE PARTE INTERESADA, EXPIDO ESTE TESTIMONIO, EL MISMO QUE CONCUERDA CON EL INSTRUMENTO MATRIZ DE SU REFERENCIA DE LO QUE DOY FE Y AL QUE ME REMITO EN CASO NECESARIO. LA FECHA Y FOJA EN QUE CORRE OBRA EN LA TRANSCRIPCION QUE PRECEDE Y SE ENCUENTRA DEBIDAMENTE SUSCRITO POR EL (LOS) COMPARECIENTE(S) Y AUTORIZADO POR EL NOTARIO QUE CERTIFICA SEGUN ARTICULO 83 DE LA LEY DEL NOTARIADO.--
LIMA, 30 DE MAYO DEL 2005. ----------------------------------



JORGE E. ORIHUELA IBERICO
NOTARIO - ABOGADO